Filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Filing Person: W. P. Carey Inc. Subject Company: Corporate Property Associates 17 – Global Incorporated Commission File Number: 000-52891 Important Information for W. P. Carey Inc. Stockholders Your Board of Directors requests your approval to issue stock in connection with the proposed merger of W. P. Carey and CPA®:17 – Global Please vote by October 28, 2018 A copy of the Joint Proxy Statement/Prospectus relating to the transaction described herein accompanies this brochure and is also available for free at www.sec.gov and www.wpcarey.com. You are urged to read the Joint Proxy Statement/Prospectus and the documents incorporated by reference in it because they contain important information.

Dear Fellow W. P. Carey Inc. Stockholder, The Boards of Directors of W. P. Carey Inc. and Corporate Property Associates 17 – Global Inc. (“CPA®:17 – Global”) have approved a proposal to combine the two companies in a merger. This transaction is part of our continued business strategy to further enhance the company’s position as a leading publicly traded net lease real estate investment trust (“REIT”) that is poised for continued stable dividends and growth. As a result of the merger, W. P. Carey will have a pro forma total enterprise value of approximately $17 billion and a diversified portfolio of more than 131 million square feet of income-generating corporate real estate leased to 302 tenant companies around the world. The combined company is expected to have even greater financial strength and flexibility given its larger balance sheet and diversified portfolio. W. P. Carey’s Reasons for the Merger with CPA®:17 – Global include: 2 www.wpcarey.com Strategic Benefits • Accelerates W. P. Carey’s strategy to focus exclusively on net lease investing for its balance sheet and further simplifies its business • Improves W. P. Carey’s earnings quality by increasing stable, higher-value real estate rental income as a percentage of total revenue and Adjusted Funds From Operations (“AFFO”) • Expected to be immediately accretive to the real estate segment of the combined company’s AFFO per share and increase the percentage of its dividend covered by real estate rental income • Limited integration risk due to W. P. Carey’s experience managing CPA®:17 – Global’s assets and operations Portfolio Benefits • CPA®:17 – Global owns a high-quality real estate portfolio that is aligned with W. P. Carey’s existing portfolio based on asset type, tenant industry and geographic locations • Improves the overall weighted average lease term of W. P. Carey’s portfolio • Increases tenant and industry diversification and substantially decreases top ten tenant concentration of W. P. Carey’s portfolio Size and Scale Benefits • Materially increases W. P. Carey’s scale and liquidity, resulting in a pro forma equity market capitalization of approximately $10.6 billion and a total enterprise value of approximately $16.7 billion • Expected to result in increased stock liquidity • Improves operational efficiency by spreading W. P. Carey’s general and administrative expenses over a larger owned real estate asset base Balance Sheet Benefits • Enhances the overall credit profile of W. P. Carey and is expected to reduce its ratio of debt to gross assets • Expected to improve W. P. Carey’s overall cost of capital

Merger Continues W. P. Carey's History of Long-term Shareholder Value Creation

W. P. Carey Has Significantly Outpaced Net Lease Peers and REIT Index Since CPA®:15 Merger and REIT Conversion in 2012



Jan 2014
Received investment grade ratings of BBB/Baa2 with stable outlook from S&P and Moody's
CPA®:16 merger completed
July 2013
$3.8B[1] merger with CPA®:16 announced
June 2017
Announced strategy to exit retail fundraising business and focus exclusively on net lease investing on balance sheet
Total Return
Feb 2012
$3.2B[1] merger with CPA®:15 announced
March 2014
$500MM inaugural senior unsecured notes offering
Sept 2014
$294MM inaugural follow-on equity offering
Oct 2012
CPA®:15 merger completed
Commenced trading on NYSE as a REIT
W. P. Carey +112%
Net Lease Peers[2] +81%
MSCI US REIT Index +78%
130%
110%
90%
70%
50%
30%
10%
-10%
Feb '12
Feb '13
Feb '14
Feb '15
Feb '16
Feb '17
Feb '18
W. P. Carey
Net Lease Peers[2]
MSCI US REIT Index

Source: SNL; Market data as of 8/22/18.
1 Represents transaction value at completion of merger.
2 Net Lease Peers weighted by equity market capitalization. Includes LXP, STAG, SIR, GNL, NNN, O, SRC, STOR and VER.

The merger of W. P. Carey and CPA®:17 – Global, as well as certain related transitions, are subject to various closing conditions, including stockholder approvals, and cannot be assured.

We have attempted to provide you with important information regarding the proposed merger in this brochure and anticipate some of the questions you may have. We encourage you to read the entire brochure as well as the accompanying Joint Proxy Statement/Prospectus.

Your vote is very important regardless of the number of shares you own. Please vote FOR the approval of the stock issuance in connection with the merger by phone at 1-800-690-6903, on the internet at www.proxyvote.com, or return your proxy card by mail today. If you have any additional questions regarding the proposed merger, or if you need assistance with voting, please feel free to contact Broadridge Investor Communications Solutions, Inc., which has been retained to answer any questions you may have. You can reach them at 1-877-777-4270.

Celebrating its 45th anniversary, W. P. Carey has been providing attractive returns to its investors for more than four decades. We have been committed to serving the interests of our investors over the years and believe that this transaction will facilitate our ability to generate increasing growth and stockholder value.

With best regards,



Jason E. Fox
Chief Executive Officer

3

Transaction Details

Transaction Consideration	• W. P. Carey (NYSE: WPC) will acquire CPA®:17 – Global in an all stock transaction • Fixed exchange ratio of 0.160 shares of W. P. Carey common stock for each share of CPA®:17 – Global common stock • Implied price ranging from a low of $10.34 to a high of $10.87 based on the range of W. P. Carey's closing stock prices during the period from June 15, 2018, the last trading day prior to the announcement of the merger, through August 22, 2018
Transaction Value	Total transaction value of $5.8 billion, including assumption of CPA®:17 – Global debt
Pro Forma Ownership	Post-closing, CPA®:17 – Global stockholders will own approximately 33% of the combined company[1]
W. P. Carey Management and Board	No changes to W. P. Carey's management team or Board of Directors
Dividend	W. P. Carey currently expects to continue its current dividend practices following the merger
Expected Close	Transaction currently expected to close on or around October 31, 2018, subject to stockholder approvals and other customary closing conditions[2]

1 Excludes the ~4% of CPA®:17 – Global shares owned by W. P. Carey.
2 There can be no assurance the merger will close at this time, if at all.

Portfolio Statistics

	W. P. Carey	CPA®:17 – Global	Combined Company
Number of Properties[3]	878	411	1,151
Number of Tenants[3]	208	114	302
Square Footage	87 million	44 million	131 million
Annualized Based Rent	$693 million	$371 million	$1.1 billion
Weighted Average Lease Term[4]	10.0 years	11.3 years	10.4 years
Occupancy	99.6%	99.7%	99.7%
% of Investment Grade Tenants[4]	27.5%	31.1%	28.7%
Top 10 Tenant Concentration[4]	31.4%	41.3%	24.8%
CPI-based / Fixed Rental increases[4]	95.2%	98.0%	96.2%

Portfolio metrics as of June 30, 2018 for net lease properties only. Excludes operating properties and other real estate investments.
3 Combined pro forma metric consolidates existing joint ventures between W. P. Carey and CPA®:17 – Global and will not reflect the summation of standalone companies.
4 Annualized base rent (ABR) represents contractual minimum annualized base rent for our net leased properties, net of receivable reserves as determined by GAAP, and reflects exchange rates as of June 30, 2018. If there is a rent abatement, we annualize the first monthly contractual base rent following the free rent period. ABR is not applicable to operating properties and is presented on a pro rata basis.
5 ABR as of June 30, 2018.

4 www.wpcarey.com

The Combined Company Will Benefit From Enhanced Diversification Properties W. P. Carey CPA®:17 – Global Geographic Presence W. P. Carey CPA®:17 – Global Both Companies Tenant Industry1, 2 Property Type1, 3 3.8% 15.3% 21.8% 25.8% 3.3% 3.3% 3.4% 3.6% 3.7% 3.8% 3.9% Retail Stores (21.8%) Consumer Services (8.2%) Automotive (6.2%) Cargo Transportation (5.4%) Business Services (5.3%) Grocery (4.6%) Hotel, Gaming, & Leisure (4.2%) Sovereign and Public Finance (3.9%) Media: Advertising, Printing and Publishing (3.9%) Construction and Building (3.8%) Beverage, Food, and Tobacco (3.7%) Healthcare and Pharmaceuticals (3.6%) Capital Equipment (3.4%) Containers, Packaging and Glass (3.3%) High Tech Industries (3.3%) Other (15.3%) 18.5% 6.2% 23.8% 20.2% 5.3% 3.9% 4.2% 4.6% Retail Stores (21.8%) Consumer Services (8.2%) Automotive (6.2%) Cargo Transportation (5.4%) Business Services (5.3%) Grocery (4.6%) Hotel, Gaming, & Leisure (4.2%) Sovereign and Public Finance (3.9%) Media: Advertising, Printing and Publishing (3.9%) Ofce (25.8%) Industrial (23.8%) Warehouse (20.2%) Retail (18.5%) Education Facility (3.8%) Other (7.9%) Construction and Building (3.8%) Pro forma for proposed merger with CPA®:17 – Global as of June 30, 2018. Reflects pro-rata joint venture ownership of certain properties and excludes opeBreavtienrgagpero, Fpoeortdie,sa.nd Tobacco (3.7%) 1 BHaseeadlthocnarAeBaRndasPohfaJrmunaece3u0ti,c2a0ls18(3. .6%) 2 OCthaepritainlcEluqdueipsm: beannt k(3in.4g%; )telecommunications; non-durable consumer goods; media; broadcasting and subscriptions; aerospace and defense; durable consumer gCoondtsa;iwnehrosl,ePsaaclekra;gcihnegmanicdalGs;lapslsas(3ti.c3a%n) d rubber; metals and mining; energy; oil and gas; energy; electricity; transportation; forest products and paper; environmental industries; real estate; and finance. 3 OHthigehr TineccluhdIneds:ussetrlifessto(3r.a3g%e), hotels, movie theaters, fitness facilities and student housing, which are all net lease properties. Also includes ground leases. Other (15.3%) 5

Questions and Answers The following questions and answers address some frequently asked questions about the merger and the special meeting of the stockholders of W. P. Carey. Q. When is the merger expected to be completed? A. W. P. Carey and CPA®:17 – Global currently expect to complete the merger on or around October 31, 2018; however, there can be no assurance as to when, or if, the merger will be completed. at least a majority of the outstanding CPA®:17 – Global common stock, excluding shares held by the advisor and other related parties, is required to approve the proposals relating to the merger. Q. What do I need to do now? A. You should carefully read and consider the information contained in the Joint Proxy Statement/Prospectus, including its annexes and the information incorporated by reference into it. It contains important information about the factors that the board of directors of W. P. Carey considered in evaluating whether to vote to approve the issuance of stock in connection with the merger. How to vote: Q. Can I attend the special meeting and vote my shares in person? A. Yes. Stockholders of record at the close of business on August 24, 2018 are invited to attend and vote at the special meeting. Q. When and where is the special meeting? A. The special meeting of the W. P. Carey stockholders will be held at 4:00 p.m., Eastern Time, on October 29, 2018 at the offices of If your shares of W. P. Carey common stock are held by a broker, bank or other nominee, then you are not the stockholder of record. Therefore, to vote at the special meeting, you must bring the appropriate documentation from your broker, bank or other nominee confirming your beneficial ownership of the W. P. Carey common stock. • • • By telephone: 1-800-690-6903 By internet: www.proxyvote.com By mail: please sign and date the accompanying proxy card and return it in the enclosed postage paid return envelope DLA Piper LLP (US) 1251 Avenue of the Americas 27th Floor New York, New York 10020-1104 Q. What will I be voting on at the special meeting? A. As provided in the Notice of Special Meeting of Stockholders, W. P. Carey stockholders are requested to consider and vote on two proposals: (i) to approve the issuance of W. P. Carey common stock in connection with the merger, and (ii) to transact such other business as may properly come before the special meeting or any adjournments or postponements thereof, including a motion to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve these proposals. Your vote must be received by October 28, 2018 if you do not plan on attending the special meeting. Q. Once I have voted, can I change my vote? A. Yes. You can change your vote at any time before your shares are voted at the special meeting. You can revoke your proxy in four ways: The W. P. Carey Board of Directors recommends voting FOR the approval of the stock issuance in connection with the merger. • notify the corporate secretary of W. P. Carey in writing; mail a new proxy card dated after the date of the proxy you wish to revoke; submit a letter-dated proxy by telephone or over the Internet by following the instructions on your proxy card; or attend the special meeting and vote your shares in person. Merely attending the special meeting will not constitute revocation of your proxy. If your shares of W. P. Carey common stock are held through a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote. Q. Who can help answer my questions? A. If you have more questions about the proposed merger, please contact: • W. P. Carey Investor Relations Department Telephone: 1-800-WP CAREY Email: IR@wpcarey.com or Broadridge Investor Communications Solutions, Inc. Telephone: 1-877-777-4270 • Q. What vote is required to approve the stock issuance in connection with the merger? A. The affirmative vote of at least a majority of all votes cast by holders of the outstanding W. P. Carey common stock is necessary to approve the proposal relating to the stock issuance in connection with the merger. The affirmative vote of • 6 www.wpcarey.com

The Potential Negative Factors and Risks of the Merger with CPA®:17 – Global include: • the merger is expected to lower overall AFFO per share due to the reduction in asset management fees and reimbursements paid by CPA®:17 – Global; the possibility that the merger may not be completed, or that completion may be unduly delayed, for reasons beyond the control of W. P. Carey or CPA®:17 – Global; the risk that failure to complete the merger could negatively affect the financial results of W. P. Carey and the price of its common stock; the possibility that the value per share for W. P. Carey stockhold-ers could be reduced immediately following the merger as a result of the premium that is expected to be paid to consummate the merger or the expected overall reduction in earnings resulting from the reduction in asset management fees; the substantial costs to be incurred in connection with the merger; • the temporary increase in the ratio of secured debt to gross assets as a result of the merger; the increased international exposure from acquiring CPA®:17 – Global and assets located in certain countries that are not currently part of W. P. Carey’s existing owned real estate portfolio; certain CPA®:17 – Global assets have higher risk profiles or may not be aligned with W. P. Carey’s long-term investment strategy; the obligation of W. P. Carey to pay certain expenses of the merger is terminated under certain conditions; and the risk that the efforts necessary to complete the merger could result in a disruption in the operations of W. P. Carey by, among other things, diverting management focus and other resources of W. P. Carey from operational matters, strategic opportunities and its day-to-day business. • • • • • • • • Cautionary Statement Concerning Forward-Looking Statements: Certain of the matters discussed in this brochure constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of W. P. Carey Inc. (“WPC”) and can be identified by the use of words such as “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “believe,” “project,” “expect,” “anticipate,” “intend,” “estimate” and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding: the anticipated benefits of the merger; our ability to close the proposed merger; the impact of the proposed merger on our earnings and on our credit profile; the strategic rational and transaction benefits; our ability to refinance mortgage debt with unsecured bonds; capital markets; our ability to sell shares under our “at-the-market” program and the use of proceeds from that program; tenant credit quality of the combined company; the general economic outlook; our expected range of AFFO, including the impact on AFFO as a result of the proposed merger; our corporate strategy; our capital structure; our portfolio lease terms; our international exposure and acquisition volume following the closing of the proposed merger; our expectations about tenant bankruptcies and interest coverage; statements regarding estimated or future economic performance and results, including our underlying assumptions, occupancy rate, credit ratings, and possible new acquisitions and dispositions; statements that we make regarding our ability to remain qualified for taxation as a REIT; the impact of recently issued accounting pronouncements, the Tax Cuts and Jobs Act in the United States adopted in 2017, and other regulatory activity, such as the General Data Protection Regulation in the European Union or other data privacy initiatives; the amount and timing of any future quarterly dividends; our existing or future leverage and debt service obligations; our estimated future growth following the closing of the proposed merger; our projected assets under management following the closing of the proposed merger; our future capital expenditure levels; our future financing transactions; and our plans to fund our future liquidity needs following the closing of the proposed merger. These statements are based on the current expectations of our management. It is important to note that our actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on our business, financial condition, liquidity, results of operations, AFFO, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties, and other factors that may materially affect our future results, performance, achievements, or transactions. Information on factors that could impact actual results and cause them to differ from what is anticipated in the forward-looking statements contained herein is included in our filings with the Securities and Exchange Commission, or the SEC from time to time, including, but not limited to those described in Part I, Item 1A. Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on February 23, 2018, and Part II, Item 1A. Risk Factors in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with SEC on August 3, 2018, in subsequent periodic reports filed with the SEC, and in the Joint Proxy Statement Prospectus. Moreover, because we operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Given these risks and uncertainties, potential investors are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this presentation, unless noted otherwise. Except as required by federal securities laws and the rules and regulations of the SEC, we do not undertake to revise or update any forward-looking statements. Additional Information and Where to Find It: This brochure shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the federal securities laws. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY W. P. CAREY AND CPA®:17 – GLOBAL IN CONNECTION WITH THE PROPOSED MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, CPA®:17 – GLOBAL AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials will also be available free of charge by accessing W. P. Carey’s website (http://www.wpcarey.com) or by accessing CPA®:17 - Global’s website (http://www.cpa17global.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA®:17 – Global with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Proxy Solicitation Information: Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 3, 2018 in connection with its 2018 annual meeting of stockholders, and information regarding CPA®:17 – Global’s directors and executive officers is available in its proxy statement filed with the SEC by CPA®:17 – Global on April 20, 2018 in connection with its 2018 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC on August 28, 2018. September 2018 7

How to Vote BY TELEPHONE Call toll free 1-800-690-6903 There is no charge for this call; please have your proxy card in hand. BY INTERNET 1. Go to www.proxyvote.com 2. Please have your proxy card available 3. Follow the simple instructions BY MAIL Please sign and date the accompanying proxy card and return it in the enclosed postage paid return envelope. If you sign and return the proxy card without indicating your choices, you will have been deemed to have voted in favor of the stock issuance in connection with the merger. BY ATTENDING THE SPECIAL MEETING The special meeting of the W. P. Carey stockholders will be held at 4:00 p.m. ET on October 29, 2018 at the offices of DLA Piper LLC (US) 1251 Avenue of the Americas 27th Floor New York, New York 10020 If you have any questions or need assistance in completing your proxy card, please call Broadridge Investor Communications Solutions, Inc. at 1-877-777-4270. Your vote must be received by October 28, 2018. YOUR VOTE IS IMPORTANT PLEASE ACT PROMPTLY 8 www.wpcarey.com